                           SCHEDULE 14A INFORMATION

          Proxy Statement Pursuant to Section 14(a) of the Securities
                    Exchange Act of 1934 (Amendment No.  )

Filed by the Registrant [_]

Filed by a Party other than the Registrant [_]

Check the appropriate box:

[_]  Preliminary Proxy Statement         [_]  CONFIDENTIAL, FOR USE OF THE
                                              COMMISSION ONLY (AS PERMITTED BY
[X]  Definitive Proxy Statement               RULE 14A-6(E)(2))

[_]  Definitive Additional Materials

[_]  Soliciting Material Pursuant to Section 240.14a-11(c) or Section 240.14a-12

                      Americredit Corporation
--------------------------------------------------------------------------------
               (Name of Registrant as Specified In Its Charter)


--------------------------------------------------------------------------------
   (Name of Person(s) Filing Proxy Statement, if other than the Registrant)


Payment of Filing Fee (Check the appropriate box):

[X]  No fee required.

[_]  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

     (1) Title of each class of securities to which transaction applies:
     (2) Aggregate number of securities to which transaction applies:
     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):
     (4) Proposed maximum aggregate value of transaction:
     (5) Total fee paid:

[_]  Fee paid previously with preliminary materials.

[_]  Check box if any part of the fee is offset as provided by Exchange
     Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1) Amount Previously Paid:
     (2) Form, Schedule or Registration Statement No.:
     (3) Filing Party:
     (4) Date Filed:

Notes:

                     [AMERICREDIT CORP. LOGO APPEARS HERE]

                         801 Cherry Street, Suite 3900
                            Fort Worth, Texas 76102

                               ----------------
                   NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                               ----------------

Dear AmeriCredit Shareholder:

  On Wednesday, November 3, 1999, AmeriCredit Corp. will hold its 1999 Annual Meeting of Shareholders at the Fort Worth Club, 777 Taylor Street, Fort Worth, Texas. The meeting will begin at 10:00 a.m.

  Only shareholders who owned stock at the close of business on Friday, September 10, 1999 can vote at this meeting or any adjournments that may take place. At the meeting we will:

    1. Elect eight members of the Board of Directors to serve for the terms specified in the attached Proxy Statement;

    2. Approve the appointment of our independent auditors for fiscal 2000;
  and

    3. Attend to other business properly presented at the meeting.

  Your Board of Directors recommends that you vote in favor of the proposals outlined in the Proxy Statement.

  At the meeting, we will also report on AmeriCredit's fiscal 1999 business results and other matters of interest to shareholders.

  The approximate date of mailing for the Proxy Statement, proxy card and AmeriCredit's 1999 Annual Report is September 24, 1999.

  We hope you can attend on November 3. Whether or not you can attend, please read the enclosed Proxy Statement. When you have done so, please mark your votes on the enclosed proxy card, sign and date the proxy card, and return it to us in the enclosed envelope. Your vote is important, so please return your proxy card promptly.

                                          Sincerely,

                                          Chris A. Choate
                                            Secretary

September 24, 1999

                               AMERICREDIT CORP.

                                PROXY STATEMENT
                                      FOR
                        ANNUAL MEETING OF SHAREHOLDERS
                          TO BE HELD NOVEMBER 3, 1999

                               ----------------

                   SOLICITATION AND REVOCABILITY OF PROXIES

  The accompanying proxy is solicited by the Board of Directors on behalf of AmeriCredit Corp., a Texas corporation ("AmeriCredit" or the "Company"), to be voted at the 1999 Annual Meeting of Shareholders of AmeriCredit (the "Annual Meeting") to be held on November 3, 1999, at the time and place and for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders (the "Notice") and at any adjournment(s) thereof. When proxies in the accompanying form are properly executed and received, the shares represented thereby will be voted at the Annual Meeting in accordance with the directions noted thereon; if no direction is indicated such shares will be voted for the election of directors and in favor of the other proposals set forth in the Notice.

  The principal executive offices of AmeriCredit are located at 801 Cherry Street, Suite 3900, Fort Worth, Texas 76102. AmeriCredit 's mailing address is the same as its principal executive offices.

  This Proxy Statement and accompanying proxy are being mailed on or about September 24, 1999. AmeriCredit's Annual Report covering the Company's fiscal year ended June 30, 1999 is enclosed herewith, but does not form any part of the materials for solicitation of proxies.

  The enclosed proxy, even though executed and returned, may be revoked at any time prior to the voting of the proxy by giving written notice of revocation to the Secretary of the Company at the Company's principal executive offices or by executing and delivering a later-dated proxy or by attending the Annual Meeting and voting in person. However, no such revocation shall be effective until such notice has been received by the Company at or before the Annual Meeting. Such revocation will not affect a vote on any matters taken prior to receipt of such revocation. Mere attendance at the Annual Meeting will not of itself revoke the proxy.

  In addition to the solicitation of proxies by use of the mail, the directors, officers and regular employees of the Company may solicit the return of proxies either by mail, telephone, telegraph, or through personal contact. Such officers and employees will not be additionally compensated but will be reimbursed for out-of-pocket expenses. AmeriCredit has also retained Corporate Investor Communications, Inc. ("CIC") to assist in the solicitation of proxies from shareholders and will pay CIC a fee of approximately $7,500 for its services and will reimburse such firm for its out-of-pocket expenses. Brokerage houses and other custodians, nominees, and fiduciaries will be requested to forward solicitation materials to the beneficial owners. The cost of preparing, printing, assembling, and mailing the Annual Report, the Notice, this Proxy Statement, and the enclosed proxy, as well as the cost of forwarding solicitation materials to the beneficial owners of shares and other costs of solicitation, will be borne by AmeriCredit.

                            PURPOSES OF THE MEETING

  At the Annual Meeting, the shareholders of AmeriCredit will consider and vote on the following matters:

    1. The election of eight (8) directors to terms of office expiring at the annual meeting of shareholders in 2000 (three directors), 2001 (three directors) and 2002 (two directors), or until their successors are elected and qualified;

    2. The ratification of the appointment by the Board of Directors of PricewaterhouseCoopers LLP as independent public accountants for the Company for the fiscal year ending June 30, 2000; and

    3. The transaction of such other business that may properly come before the Annual Meeting or any adjournments thereof.

                               QUORUM AND VOTING

  The record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting was the close of business on September 10, 1999 (the "Record Date"). On the Record Date, there were 72,062,181 shares of Common Stock of the Company, par value $0.01 per share, outstanding, each of which is entitled to one vote on all matters to be acted upon at the Annual Meeting. There are no cumulative voting rights. The presence, in person or by proxy, of holders of a majority of the outstanding shares of Common Stock entitled to vote at the meeting is necessary to constitute a quorum to transact business. Assuming the presence of a quorum, the affirmative vote of the holders of a plurality of the shares of Common Stock represented at the Annual Meeting is required for the election of directors and the affirmative vote of the holders of a majority of the shares of Common Stock represented at the Annual Meeting is required for the ratification of the appointment by the Board of Directors of PricewaterhouseCoopers LLP as independent public accountants for the Company for the fiscal year ending June 30, 2000.

  Abstentions and broker non-votes are counted towards determining whether a quorum is present. Broker non-votes will not be counted in determining the number of shares voted for or against the proposed matters, and therefore will not affect the outcome of the vote. Abstentions on a particular item (other than the election of directors) will be counted as present and voting for purposes of any item on which the abstention is noted, thus having the effect of a "no" vote as to that proposal because each proposal (other than the election of directors) requires the affirmative vote of a majority of the shares voting at the meeting. With regard to the election of directors, votes may be cast in favor of or withheld from each nominee; votes that are withheld will be excluded entirely from the vote and will have no effect.

           PRINCIPAL SHAREHOLDERS AND STOCK OWNERSHIP OF MANAGEMENT

  The following table and the notes thereto set forth certain information regarding the beneficial ownership of the Company's Common Stock as of the Record Date, by (i) each current director and nominee for director of the Company; (ii) each Named Executive Officer (as defined in the "Executive Compensation--Summary Compensation Table" on page 9 of this Proxy Statement);
(iii) all present executive officers and directors of the Company as a group; and (iv) each other person known to the Company to own beneficially more than five percent of the presently outstanding Common Stock.

                                                   Common         Percent of
                                                 Stock Owned      Class Owned
                                               Beneficially(1)  Beneficially(1)
                                               ---------------  ---------------
Wanger Asset Management, L.P..................    6,487,100(2)        9.00%
Clifton H. Morris, Jr. .......................    2,613,980(3)        3.51%
Michael R. Barrington.........................    1,352,358(4)        1.84%
Daniel E. Berce...............................    1,883,527(5)        2.55%
Edward H. Esstman.............................    1,036,620(6)        1.42%
A. R. Dike....................................       91,476(7)           *
James H. Greer................................      500,000(8)           *
Douglas K. Higgins............................      226,000(9)           *
Kenneth H. Jones, Jr. ........................      320,000(10)          *
Michael T. Miller.............................      222,602(11)          *
All Present Executive Officers and Directors
 as a Group (15 Per-
 sons)(3)(4)(5)(6)(7)(8)(9)(10)(11)...........    9,017,139          11.23%

--------
 *  Less than 1%
 (1) Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to the shares of Common Stock shown as beneficially owned by them. Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The percentages are based upon 72,062,181 shares outstanding as of the Record Date, except for certain parties who hold options that are presently exercisable or exercisable within 60 days of the Record Date. The percentages for those parties who hold options that are presently exercisable or exercisable within 60 days of the Record Date are based upon the sum of 72,062,181 shares outstanding plus the number of shares subject to options that are presently exercisable or exercisable within 60 days of the Record Date held by them, as indicated in the following notes.
 (2) As of September 15, 1999, the Company has been informed that Wanger Asset Management, L.P. ("Wanger") holds an aggregate of 6,487,100 shares in various investment funds and trusts for which Wanger serves as investment advisor and over which Wanger has shared voting and investment power. The address of Wanger is 227 West Monroe Street, Suite 3000, Chicago, Illinois 60606.
 (3) This amount includes 2,350,666 shares subject to stock options that are currently exercisable or exercisable within 60 days. This amount also includes 76,272 shares of Common Stock in the name of Sheridan C. Morris, Mr. Morris' wife.
 (4) This amount includes 1,333,000 shares subject to stock options that are currently exercisable or exercisable within 60 days.
 (5) This amount includes 1,815,214 shares subject to stock options that are currently exercisable or exercisable within 60 days.
 (6) This amount includes 966,666 shares subject to stock options that are currently exercisable or exercisable within 60 days.
 (7) The amount includes 20,000 shares subject to stock options that are currently exercisable or exercisable within 60 days. This amount also includes 7,000 shares of Common Stock held in the name of Sarah B. Dike, Mr. Dike's wife.

(8) This amount includes 480,000 shares subject to stock options that are currently exercisable or exercisable within 60 days. This amount does not include 39,212 shares of Common Stock held by Mr. Greer's wife as separate property, as to which Mr. Greer disclaims any beneficial interest.
(9) This amount includes 80,000 shares subject to stock options that are currently exercisable or exercisable within 60 days. This amount does not include 34,000 shares held in trust for the benefit of certain family members of Mr. Higgins, as to which Mr. Higgins disclaims any beneficial interest.
(10) This amount includes 280,000 shares subject to stock options that are currently exercisable or exercisable within 60 days.
(11) This amount includes 214,720 shares subject to stock options that are currently exercisable or exercisable within 60 days.

                             ELECTION OF DIRECTORS
                                   (Item 1)

  On September 7, 1999, the Board of Directors adopted amendments to the Company's bylaws classifying the Board of Directors into three (3) classes, as nearly equal in number as possible, each of whom would serve for three years, after a transitional period, with one class being elected each year. The Board of Directors believes that the staggered three-year term of the classified Board of Directors, in contrast to the past one-year terms of all members of the Board of Directors, will help assure the continuity and stability of management of the Company. This continuity and stability will result from the fact that with the classified Board of Directors, the majority of the directors at any given time will have prior experience as directors of the Company. The bylaw amendment is also intended to protect shareholders' rights in the event of an acquisition of control by an outsider which does not have the support of the Board of Directors.

  The Board of Directors has set the number of directors for the ensuing year at eight (8). Under the amended bylaws, at the 1999 Annual Meeting three directors shall be elected to serve terms expiring at the 2000 Annual Meeting, three directors shall be elected to serve terms expiring at the 2001 Annual Meeting, and two directors shall be elected to serve terms expiring at the 2002 Annual Meeting. In all cases, the directors will hold office until their respective successors have been duly elected and qualified. Vacancies occurring on the Board of Directors may be filled by the Board of Directors for the unexpired term of the replacement director's predecessor in office. At future annual meetings, each nominee for director that is elected will be elected to serve a three year term.

  The bylaw amendment to classify the Board of Directors will not prevent a tender offer for all or part of the Company's shares. Thus, in the event that an offer is attractive to shareholders, the bylaw amendment will not deny such holders the opportunity to tender their shares. However, a classified Board of Directors is likely to have the effect of inhibiting hostile takeovers, particularly tenders for less than all of the shares, because at least two shareholders' meetings will be required to effect a change in the majority of the Board of Directors. Accordingly, it will be more difficult for an outsider to impose its will on the remaining shareholders by a subsequent business combination. The Company believes that shareholders not wishing to participate in a tender should be afforded some protection against outsiders who have tendered for or received less than all of the shares of the Company. The Board considered many factors in adopting a classified Board, including the expense and disruption of management which would be experienced by the Company in resisting a hostile tender offer, the fact that all tender offers may not be designed to give all shareholders an opportunity to sell all their shares, the potential for a conflict of interest and resulting inequities to remaining shareholders inherent in a business combination proposed by a new dominant controlling shareholder, the cost of appraisal or other legal remedies available to shareholders who did not tender but are forced to sell in such a subsequent business combination, and the possibilities of undue pressures on shareholders to tender rather than risk remaining as minority shareholders. The Board also considered that the amendment to classify the Board could result in a denial or reduction to shareholders of potential premiums over market often afforded by tender offers, the ability of management or less than a majority of shareholders to thwart transactions which may be desirable or beneficial to other shareholders, and the fact that the amendment may make it more difficult to alter management of the Company. Nonetheless, the Board believes that a staggered Board tends to strike a balance between rights afforded to controlling shareholders and those afforded other public shareholders. The Board believes that if any future takeover of the Company is involved, the shareholders are more likely to benefit in the long term, if there are provisions inducing a prospective acquiror to negotiate with management on an arm's-length basis rather than being able to exploit the pressure on shareholders created by a hostile tender offer.

 Nominees for Board of Directors

  At the Annual Meeting, eight (8) directors are to be elected. As a result of the bylaw amendment discussed above, there will be three classes of directors and each nominee elected will hold office for the term indicated in the table below, or until his successor has been duly elected and been qualified. In order to be elected, each nominee for director must receive at least the number of votes equal to the plurality of the shares represented at the meeting, either in person or by proxy.

  Unless otherwise directed in the enclosed proxy, it is the intention of the persons named in such proxy to vote the shares represented by such proxy for the election of the following named nominees to the Board of Directors. All eight nominees are currently members of the Board of Directors. Information regarding each nominee is set forth in the table and text below:

  CLASS I--Term to Expire at 2000 Annual Meeting

    Daniel E. Berce
    Edward H. Esstman
    James H. Greer

  CLASS II--Term to Expire at 2001 Annual Meeting

    Michael R. Barrington
    Douglas K. Higgins
    Kenneth H. Jones, Jr.

  CLASS III--Term to Expire at 2002 Annual Meeting

    Clifton H. Morris, Jr.
    A. R. Dike

CLASS I--ONE YEAR TERM:

  DANIEL E. BERCE, 45, has been a director of the Company since 1990. Mr. Berce has been Vice Chairman and Chief Financial Officer of the Company since November 1996 and was Executive Vice President, Chief Financial Officer and Treasurer for the Company from November 1994 until November 1996. Mr. Berce was Vice President, Chief Financial Officer and Treasurer for the Company from May 1991 until November 1994. Mr. Berce is also a director of INSpire Insurance Solutions, Inc., a publicly held company which provides policy and claims administration services to the property and casualty insurance industry.

  EDWARD H. ESSTMAN, 58, has been a director of the Company since 1996. Mr. Esstman has been President and Chief Operating Officer of AmeriCredit Financial Services, Inc. ("AFSI"), a subsidiary of the Company, since November 1996. Mr. Esstman was Executive Vice President, Director of Consumer Finance Operations of AFSI from November 1994 until November 1996 and was Senior Vice President, Director of Consumer Finance of AFSI from AFSI's formation in July 1992 until November 1994. Mr. Esstman has also been Executive Vice President-- Auto Finance Division for the Company since November 1996 and Senior Vice President and Chief Credit Officer for the Company from November 1994 until November 1996.

  JAMES H. GREER, 72, has been a director of the Company since 1990. Mr. Greer is Chairman of the Board of Shelton W. Greer Co., Inc. which engineers, manufactures, fabricates and installs building specialty products, and has been such for more than five years. Mr. Greer is also a director of Service Corporation International, a publicly held company which owns and operates funeral homes and related businesses, and Pinnacle Global Group, Inc., a publicly held company that provides investment banking and other financial services.

CLASS II--TWO YEAR TERM:

  MICHAEL R. BARRINGTON, 40, has been a director of the Company since 1990. Mr. Barrington has been Vice Chairman, President and Chief Operating Officer of the Company since November 1996 and was Executive Vice President, Chief Operating Officer of the Company from November 1994 until November 1996. Mr. Barrington was a Vice President of the Company from May 1991 until November 1994. From its formation in July 1992 until November 1996, Mr. Barrington was also the President and Chief Operating Officer of AFSI.

  DOUGLAS K. HIGGINS, 49, has been a director of the Company since 1996. Mr. Higgins is a private investor and owner of Higgins & Associates and has been in such position since July 1994. In 1983, Mr. Higgins founded H & M Food Systems Company, Inc., a manufacturer of meat-based products for the foodservice industry, and was employed by such company as President until his retirement in July 1994.

  KENNETH H. JONES, JR., 64, has been a director of the Company since 1988. Mr. Jones is Vice Chairman of KBK Capital Corporation, a publicly held non-bank commercial finance company, and has been in such position since January 1995. Prior to January 1995, Mr. Jones was a shareholder in the Decker, Jones, McMackin, McClane, Hall & Bates, P.C. law firm in Fort Worth, Texas, and was with such firm and its predecessor or otherwise involved in the private practice of law in Fort Worth, Texas for more than five years. Until June 26, 1995, Mr. Jones was Chairman of the Board of RVAC, Inc., a privately held company engaged in manufacturing and installing air conditioning products on recreational vehicles and manufactured housing. An involuntary Chapter 7 petition was filed against RVAC, Inc. in December 1995.

CLASS III--THREE YEAR TERM:

  CLIFTON H. MORRIS, JR., 64, has been a director of the Company since 1988. Mr. Morris has been Chairman of the Board and Chief Executive Officer of the Company since May 18, 1988, and was also President of the Company from such date until April 1991 and from April 1992 to November 1996. Mr. Morris is also a director of Service Corporation International and Cash America International, a publicly held pawn brokerage company.

  A. R. DIKE, 63, has been a director of the Company since 1998. Mr. Dike is the President and Chief Executive Officer of The Dike Company, Inc., a private insurance agency, and has been in such position since July 1999. Prior to July 1999, Mr. Dike was President of Willis Corroon Life, Inc. of Texas, and was in such position for more than five years. Mr. Dike also serves on the Board of Directors of Cash America International.

  The Board of Directors does not contemplate that any of the above-named nominees for director will refuse or be unable to accept election as a director of the Company. Should any of them become unavailable for nomination or election or refuse to be nominated or to accept election as a director of the Company, then the persons named in the enclosed form of Proxy intend to vote the shares represented in such Proxy for the election of such other person or persons as may be nominated or designated by the Board of Directors.

 Board Committees and Meetings

  Standing committees of the Board include the Audit Committee and the Stock Option/Compensation Committee.

  The Audit Committee's principal responsibilities consist of (i) recommending the selection of independent auditors, (ii) reviewing the scope of the audit conducted by such auditors, as well as the audit itself, and (iii) reviewing the Company's internal audit activities and matters concerning financial reporting, accounting and audit procedures, and policies generally. Members consist of Messrs. Dike, Greer, Higgins and Jones.

  The Stock Option/Compensation Committee (i) administers the Company's employee stock option plans and reviews and approves the granting of stock options and (ii) reviews and approves compensation for executive officers. Members consist of Messrs. Dike, Greer, Higgins and Jones.

  The Board of Directors held five regularly scheduled meetings during the fiscal year ended June 30, 1999. Various matters were also approved during the last fiscal year by unanimous written consent of the Board of Directors. Each director of the Company attended all meetings of the Board of Directors and all meetings held by committees on which such director served during the fiscal year ended June 30, 1999.

 Director Compensation

  Members of the Board of Directors currently receive a $2,500 quarterly retainer fee and an additional $4,000 fee for attendance at each meeting of the Board. Members of Committees of the Board of Directors are paid $2,000 per quarter for participation in all committee meetings held during that quarter.

  At the 1990 Annual Meeting of Shareholders, the Company adopted the 1990 Stock Option Plan for Non-Employee Directors of AmeriCredit Corp. (the "1990 Director Plan"), which provides for grants to the Company's nonemployee directors of nonqualified stock options and reserves, in the aggregate, a total of 1,500,000 shares of Common Stock for issuance upon exercise of stock options granted under such plan. Under the 1990 Director Plan, each nonemployee director receives, upon election as a Director and thereafter on the first business day after the date of each annual meeting of shareholders of the Company, an option to purchase 20,000 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock on the date of grant. Each option is fully vested upon the date of grant but may not be exercised prior to the expiration of six months after the date of grant. On November 4, 1998, options to purchase 20,000 shares of Common Stock were granted under the 1990 Director Plan to each of Messrs. Dike, Greer, Higgins and Jones at an exercise price of $14.88 per share. The exercise price for the options granted to Messrs. Dike, Greer, Higgins and Jones is equal to the last reported sale price of the Common Stock on the New York Stock Exchange ("NYSE") on the day preceding the date of grant. Each nonemployee director elected at the 1999 Annual Meeting of Shareholders will receive an option to purchase 20,000 additional shares of Common Stock pursuant to the 1990 Director Plan following such meeting.

  During the fiscal year ended June 30, 1999, Mr. Jones exercised options to purchase 140,000 shares at exercise prices ranging from $1.40 to $9.375 per share.

 Compensation Committee Interlocks and Insider Participation

  No member of the Stock Option/Compensation Committee is a current or former officer or employee of the Company or any of its subsidiaries or has any relationship that requires specific disclosure under this heading.

                            EXECUTIVE COMPENSATION

                          Summary Compensation Table

  The following sets forth information concerning the compensation of the Company's Chief Executive Officer and each of the other four most highly compensated executive officers of the Company (the "Named Executive Officers") for the fiscal years shown.

                                                       Long Term
                                                     Compensation
                                Annual Compensation     Awards
                                -------------------- -------------
                                                       Shares of
                                                     Common Stock
                                                      Underlying    All Other
         Name and                                    Stock Options Compensation
    Principal Position     Year Salary ($) Bonus ($)      (#)         ($)(1)
    ------------------     ---- ---------- --------- ------------- ------------
Clifton H. Morris, Jr..... 1999  574,815    823,973         --        79,750
 Chairman & CEO            1998  523,000    500,000     710,000       79,761
                           1997  397,230    379,230         --       101,241

Michael R. Barrington..... 1999  474,815    673,973         --        44,592
 Vice Chairman, President  1998  381,750    458,767     710,000       43,681
 & Chief Operating Officer 1997  276,704    258,704         --        43,326

Daniel E. Berce........... 1999  474,815    673,973         --        44,370
 Vice Chairman & Chief     1998  381,750    458,767     710,000       44,381
 Financial Officer         1997  276,704    258,704         --        44,120

Edward H. Esstman......... 1999  384,061    448,202         --        45,905
 President and Chief       1998  334,250    307,890     495,000       45,916
 Operating Officer--AFSI   1997  246,473    171,355         --        45,655

Michael T. Miller......... 1999  255,000    255,000      18,400        5,278
 Executive Vice President  1998  165,000    123,750     259,200        4,941
 and Chief Credit Officer  1997  119,822     59,911      70,000          730

--------
(1) The amounts disclosed in this column for fiscal 1999 include:

  (a) Company contributions to 401(k) retirement plans on behalf of each executive officer in the amount of $4,750;

  (b) Payment by the Company of premiums for term life insurance on behalf of Mr. Barrington, $2,342; Mr. Berce, $2,120; Mr. Esstman, $3,655; and Mr. Miller, $528; and

  (c) Annual premium payments under split-dollar life insurance policies on Mr. Morris, $75,000; and Messrs. Barrington, Berce, and Esstman, $37,500 each.

                       Option Grants in Last Fiscal Year

  The following table shows all individual grants of stock options to the Named Executive Officers of the Company during the fiscal year ended June 30, 1999.

                           Shares of
                          Common Stock  % of Total
                           Underlying    Options
                            Options     Granted to  Exercise            Grant Date
                            Granted    Employees in  Price   Expiration  Present
                              (#)      Fiscal Year   ($/Sh)     Date    Value ($)
                          ------------ ------------ -------- ---------- ----------
Clifton H. Morris, Jr...         --        --          --          --        --
 Chairman & CEO

Michael R. Barrington...         --        --          --          --        --
 Vice Chairman,
 President & Chief
 Operating Officer

Daniel E. Berce.........         --        --          --          --        --
 Vice Chairman & Chief
 Financial Officer

Edward H. Esstman.......         --        --          --          --        --
 President and Chief
 Operating Officer--AFSI

Michael T. Miller.......   18,400(1)       .65%      17.00    8/6/2008   190,992(2)
 Executive Vice
 President and Chief
 Credit Officer

--------
(1) The options granted to Mr. Miller, which expire ten years after the grant date, become exercisable 20% on August 6, 1998 and in 20% increments thereafter on the anniversary date of the grant.
(2) As suggested by the SEC's rules on executive compensation disclosure, the Company used the Black-Scholes model of option valuation to determine grant date pre-tax present value. The Company does not advocate or necessarily agree that the Black-Scholes model can properly determine the value of an option. The calculation is based on a ten year option term and upon the following assumptions: annual dividend growth of 0 percent, volatility of approximately 40%, and a risk-free rate of return based on the published Treasury yield curve effective on the grant date. There can be no assurance that the amounts reflected in this column will be achieved.

                Aggregated Option Exercises in Last Fiscal Year
                           and FY-End Option Values

  Shown below is information with respect to the Named Executive Officers regarding option exercises during the fiscal year ended June 30, 1999, and the value of unexercised options held as of June 30, 1999.

                                                           Shares of
                                                         Common Stock
                                                          Underlying     Value of Unexercised
                                                          Unexercised        In-the-Money
                             Shares                    Options at FY-End  Options at FY-End
                          Acquired on       Value        Exercisable/        Exercisable/
          Name            Exercise (#) Realized ($)(1) Unexercisable(#)  Unexercisable($)(2)
          ----            ------------ --------------- ----------------- --------------------
Clifton H. Morris, Jr...    685,332      10,605,833    2,350,666/852,000 22,492,701/3,408,000
 Chairman & CEO
Michael R. Barrington...    151,880       1,569,718    1,333,000/852,000  9,439,500/3,408,000
 Vice Chairman,
 President & Chief
 Operating Officer
Daniel E. Berce.........        -0-             -0-    1,815,214/852,000 15,970,592/3,408,000
 Vice Chairman & Chief
 Financial Officer
Edward H. Esstman.......    200,000       2,939,610      966,666/594,000  7,240,731/2,376,000
 President and Chief
 Operating Officer--AFSI
Michael T. Miller.......     20,000         216,188      214,720/344,080    800,000/1,392,500
 Executive Vice
 President and Chief
 Credit Officer

--------
(1) The "value realized" represents the difference between the exercise price of the option shares and the market price of the option shares on the date the options were exercised. The value realized was determined without considering any taxes which may have been owed.
(2) Values stated are pre-tax, net of cost and are based upon the closing price of $16.00 per share of the Company's Common Stock on the NYSE on June 30, 1999, the last trading day of the fiscal year.

Report of the Compensation Committee on Executive Compensation

  During fiscal 1999, the Stock Option/Compensation Committee of the Board of Directors (the "Committee") was comprised of Messrs. Dike, Greer, Higgins and Jones. The Committee is responsible for all elements of the total compensation program for executive officers and senior management personnel of the Company, including stock option grants and the administration of other incentive programs.

 General

  The objectives of the Company's compensation strategy have remained constant since fiscal 1994 and are as follows: (i) to attract and retain the best possible executive talent, (ii) to motivate its executives to achieve the Company's goals, (iii) to link executive and shareholder interest through compensation plans that provide opportunities for management to become substantial shareholders in the Company, and (iv) to provide a compensation package that appropriately recognizes both individual and corporate contributions.

  The Company's compensation strategy was initially developed in fiscal 1994 with the assistance of independent compensation consultants and was reevaluated in fiscal 1996 by another independent compensation consultant. The Committee did not authorize an evaluation of the Company's compensation strategy or levels by outside consultants during fiscal 1999. However, the Committee has continued to generally follow the strategies developed in prior periods in conjunction with the outside consultants.

Components of Compensation of Executive Officers.

  Compensation paid to the Company's Named Executive Officers in fiscal 1999 consisted of the following: base salary and annual bonus. With the exception of Mr. Miller, no stock options or other long-term incentive awards were made to the Company's Named Executive Officers in fiscal 1999.

 Base Salary

  Employment agreements have been entered into between the Company and each of the Named Executive Officers. All of these employment agreements, which are described in greater detail elsewhere in this Proxy Statement, provide for certain minimum annual base salary with salary increases, bonuses and other incentive awards to be made at the discretion of this Committee.

  In April 1999, the Committee authorized a base salary increase of $200,000 for Messrs. Morris, Barrington and Berce and $55,000 for Mr. Esstman. The increases were considered appropriate in light of the continuing growth and financial success of the Company, as reflected in the following factors considered by the Committee as of March 31, 1999 as compared to March 31, 1998: net income increased 48%, auto loan originations increased 69%, average net managed auto receivables increased 93%, and portfolio delinquency, annualized charge-offs and expenses as a percentage of average net receivables decreased. In addition, the Committee considered the fact that, in the twelve months prior to the compensation increase, the Company had engaged in several successful capital market and financing transactions, including increases in revolving and warehouse credit facilities from $505 million to over $1 billion, the issuance of $200 million in senior unsecured notes and the issuance of $2.4 billion of notes in securitization transactions.

  The compensation increases were designed to recognize the Company's financial achievements and to serve to motivate the executives in future periods through a compensation system that clearly rewards financial success. Additionally, in return for these compensation increases, Messrs. Morris, Barrington, Berce and Esstman have agreed to forego consideration for future base compensation increases for a period of at least 3 years; the Committee shall, in its sole discretion, determine when such executive officers shall again be eligible for base compensation increases.

 Annual Incentive

  The purpose of annual incentive bonus awards is to encourage executive officers and key management personnel to exercise their best efforts and management skills toward achieving the Company's predetermined objectives. In fiscal 1999, the CEO and the other Named Executive Officers received annual incentive awards equal to between 100% and 150% of their base salary. As described in the Company's 1998 Proxy Statement, these bonus awards were made in return for the Company's successfully meeting earnings per share targets established by the Committee prior to fiscal 1999. Under this plan, minimum earnings levels were required to be obtained before any bonuses were awarded; the plan also defined maximum award levels. Based on the Company's earnings per share in fiscal 1999, the maximum bonus target was achieved for the CEO and the other Named Executive Officers.

  For fiscal 2000, the Committee has approved an incentive plan similar to the plan in effect for fiscal 1999, including the establishment of earnings per share targets and award levels associated with the Company's success in meeting those targets.

 Long-Term Incentive

  In light of the stock options granted to the Named Executive Officers under the 1998 Limited Stock Option Plan (the "1998 Plan"), approved by shareholders at the 1998 Annual Meeting, no stock option grants were made in fiscal 1999 to the Named Executive Officers, other than Mr. Miller. In connection with a promotion, Mr. Miller was granted a stock option for 18,400 shares on August 6, 1998 at an exercise price of $17.00 per share.

  As noted in the 1998 Proxy Statement, there will be no further stock-based, long-term incentive awards to Messrs. Morris, Barrington, Berce and Esstman until the stock options covered by the 1998 Plan are fully vested and exercisable.

 Other Compensation Plans

  The Company maintains certain broad-based employee benefit plans in which executive officers are permitted to participate on the same terms as non-executive personnel who meet applicable eligibility criteria, subject to any legal limitations on the amounts that may be contributed or the benefits that may be payable under the plans.

  In addition, the Committee has previously approved a split-dollar life insurance program for Messrs. Morris, Barrington, Berce and Esstman. Under this program, the Company advances annual premiums for life insurance policies on these officers, subject to the right of the Company to recover certain amounts in the event of the officer's death or termination of employment. As adopted by the Committee, the annual premiums will not exceed $75,000 in the case of Mr. Morris and $37,500 in the case of Messrs. Barrington, Berce and Esstman.

Fiscal 1999 Compensation of CEO

  During fiscal 1999, Mr. Morris received $549,315 in base salary. As noted above, Mr. Morris received a $200,000 increase in base compensation effective April 1999. The Committee believes that Mr. Morris' base salary is aligned with base salaries paid to the top executive officer at similarly-sized financial services companies and at the companies previously reviewed by the Committee located within the Dallas-Fort Worth area. The salary amount shown for Mr. Morris in the "Executive Compensation--Summary Compensation Table" on page 9 of this Proxy Statement includes director fees in addition to his base salary.

  As discussed above, Mr. Morris also received a cash bonus under the 1999 incentive plan equal to 150% of his base salary, an award that represented the maximum bonus opportunity for Mr. Morris.

  No stock options or other stock-based, long-term incentive awards were made to Mr. Morris during fiscal 1999.

                     DOUGLAS K. HIGGINS
                     A. R. DIKE
                     JAMES H. GREER
                     KENNETH H. JONES, JR.

  Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate future filings, including this Proxy Statement, in whole or in part, the preceding report and the Performance Graph on Page 14 shall not be incorporated by reference into any such filings.

Employment Contracts, Termination of Employment and Change-in Control
Arrangements

  The Company has entered into employment agreements with all of its Named Executive Officers. These agreements, as amended, contain terms that renew annually for successive five year periods (ten years in the case of Mr. Morris), and the compensation thereunder is determined annually by the Company's Board of Directors, subject to the following minimum annual compensation: Mr. Morris, $500,000; Messrs. Barrington and Berce, $345,000; Mr. Esstman, $300,000; and Mr. Miller, $255,000. Included in each agreement is a covenant of the employee not to compete with the Company during the term of his employment and for a period of three years thereafter. The employment agreements also provide that if the employee is terminated by the Company other than for cause, or in the event the employee resigns or is terminated other than for cause within twelve months after a "change in control" of the Company (as that term is defined in the employment agreements), the Company will pay to the employee the remainder of his current year's salary (undiscounted) plus the discounted present value (employing an interest rate of 8%) of two additional years' salary (for which purpose "salary" includes the annual rate of compensation immediately prior to the "change in control" plus the average annual cash bonus for the immediately preceding three year period).

  In addition to the employment agreements described above, the terms of all stock options granted to the Named Executive Officers provide that such options will become immediately vested and exercisable upon the occurrence of a change in control as defined in the stock option agreements evidencing such grants.

  The provisions and terms contained in these employment and option agreements could have the effect of increasing the cost of a change in control of the Company and thereby delay or hinder such a change in control.

Performance Graph

  The following graph presents cumulative shareholder return on the Company's Common Stock for the five years ended June 30, 1999. The Company is compared to the S&P 500 and the S&P Financial Index. Each Index assumes $100 invested at the beginning of the measurement period and is calculated assuming quarterly reinvestment of dividends and quarterly weighting by market capitalization.

  The data source for the graph is Media General Financial Services, Inc., an authorized licensee of S&P.

                       [PERFORMANCE GRAPH APPEARS HERE]

                                  June    June    June    June    June    June
                                  1994    1995    1996    1997    1998    1999
                                 ------- ------- ------- ------- ------- -------
AmeriCredit..................... $100.00 $189.36 $265.96 $357.45 $607.45 $544.68
S&P 500......................... $100.00 $126.07 $158.85 $213.97 $278.51 $341.89
S&P Financials.................. $100.00 $120.59 $171.13 $260.13 $361.45 $391.37

Section 16(a) Beneficial Ownership Reporting Compliance

  The Company's executive officers and directors are required to file under the Securities Exchange Act of 1934, as amended, reports of ownership and changes of ownership with the SEC. Based solely upon information provided to the Company by individual directors and executive officers, the Company believes that during the fiscal year ended June 30, 1999, all filing requirements applicable to its executive officers and directors were met, except that (i) the purchase of 18,500 shares by Mr. Greer during March 1999, reportable on a Form 4 due to be filed with the SEC on or before April 10, 1999, was reported on a Form 4 filed with the SEC on May 7, 1999, and (ii) Mr. Dike's initial Form 3 report, due within ten days of his election as a director on November 4, 1998, was not filed with the SEC until November 25, 1998.

Related Party Transactions

  The Company engages independent contractors to solicit business from motor vehicle dealers in certain geographic locations. During fiscal 1999, one such independent contractor was CHM Company, L.L.C. ("CHM Company"), a Delaware limited liability company, that is controlled by Clifton H. Morris, III, an adult son of Mr. Clifton H. Morris, Jr., Chairman and Chief Executive Officer of the Company. A per contract commission is paid to CHM Company for each motor vehicle contract originated by the Company that is attributable to the marketing efforts of CHM Company. Commission payments of $1,712,849 were made by the Company to CHM Company during fiscal 1999. Out of payments received from the Company, CHM Company pays all of its expenses, including salaries and benefits for its employees and marketing representatives, office expenses, travel expenses and promotional costs.

  On September 21, 1999, Messrs. Barrington and Berce, executive officers of the Company, each executed Revolving Credit Notes in the amount of $1,000,000 in favor of the Company. These Notes, which bear interest at the prime lending rate quoted by Bank One, Texas, N.A., provide that Messrs. Barrington and Berce can borrow, repay and reborrow from time to time thereunder. The Notes mature in full on the earlier to occur of September 20, 2000 or separation of employment for any reason. No amount of indebtedness has been outstanding under these Notes since their execution on September 21, 1999.

  THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE INDIVIDUALS NOMINATED FOR ELECTION AS A DIRECTOR.

          RATIFICATION OF SELECTION OF INDEPENDENT PUBLIC ACCOUNTANTS
                                   (Item 2)

  The Board of Directors has selected PricewaterhouseCoopers LLP as independent public accountants for the Company to audit its consolidated financial statements for the fiscal year ending June 30, 2000, and has determined that it would be desirable to request that the shareholders ratify such selection. The affirmative vote of a majority of the outstanding shares of Common Stock voting at the Annual Meeting in person or by proxy is necessary for the ratification of the appointment by the Board of Directors of PricewaterhouseCoopers LLP as independent public accountants. PricewaterhouseCoopers LLP (or the predecessor to such firm) served as the Company's independent public accountants for the fiscal year ended June 30, 1999 and has reported on the Company's consolidated financial statements for such year. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting and will be available to respond to appropriate questions from shareholders.

  Shareholder ratification is not required for the selection of PricewaterhouseCoopers LLP, since the Board of Directors has the responsibility for selecting the Company's independent public accountants. Nonetheless, the selection is being submitted for ratification at the Annual Meeting with a view towards soliciting the shareholders' opinions, which the Board of Directors will take into consideration in future deliberations.

  THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF PRICEWATERHOUSECOOPERS LLP AS INDEPENDENT PUBLIC ACCOUNTANTS OF THE COMPANY FOR THE FISCAL YEAR ENDING JUNE 30, 2000.

                                OTHER BUSINESS
                                   (Item 3)

  The Board knows of no other business to be brought before the Annual Meeting. If, however, any other business should properly come before the Annual Meeting, the persons named in the accompanying proxy will vote the proxy as in their discretion they may deem appropriate, unless they are directed by the proxy to do otherwise.

Shareholder Proposals

  Pursuant to various rules promulgated by the SEC, a shareholder that seeks to include a proposal in the Company's proxy statement and form of proxy card for the Annual Meeting of Shareholders of the Company to be held in 2000 must timely submit such proposal in accordance with SEC Rule 14a-8 to the Company, addressed to Chris A. Choate, Secretary, 801 Cherry Street, Suite 3900, Fort Worth, Texas 76102 no later than May 26, 2000. Further, a shareholder may not present a proposal for inclusion in the Company's proxy statement and form of proxy card related to the 2000 annual meeting and may not submit a matter for consideration at the 2000 annual meeting, regardless of whether presented for inclusion in the Company's proxy statement and form of proxy card, unless the shareholder shall have timely complied with the Company's bylaw requirements which set a notice deadline after which a shareholder will not be permitted to present a proposal at the Company's shareholder meetings. The bylaws state that in order for business to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the Secretary of the Company. To be timely, a shareholder's notice must be delivered to or mailed and received at the principal executive offices of the Company not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting. A shareholder's notice to the Secretary must set forth as to each matter the holder proposes to bring before the meeting a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting; the name and address, as they appear on the Company's books, of the shareholder proposing such business and the name and address of the beneficial owner, if any, on whose behalf the proposal is made; the class and number of shares of the Company which are owned beneficially and of record by such shareholder of record and by the beneficial owner, if any, on whose behalf the proposal is being made; and any material interest of such shareholder of record and beneficial owner, if any, on whose behalf the proposal is made in such business. A notice given pursuant to this provision of the Company's bylaws will not be timely with respect to the Company's 2000 meeting unless duly given by no later than September 4, 2000 and no earlier than August 5, 2000.

  With respect to business to be brought before the 1999 Annual Meeting, the Company has not received any notices from shareholders that the Company is required to include in this Proxy Statement.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          Chris A. Choate
                                          Secretary

September 24, 1999
Fort Worth, Texas

  IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND THE MEETING AND WISH THEIR STOCK TO BE VOTED ARE URGED TO DATE, SIGN AND RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED SELF-ADDRESSED ENVELOPE. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.

-------------------------------------------------------------------------------


                               AMERICREDIT CORP.
                         801 CHERRY STREET, SUITE 3900
                            FORT WORTH, TEXAS 76102

          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

     The undersigned hereby appoints Clifton H. Morris, Jr., Michael R. Barrington and Daniel E. Berce, and each of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and vote, as designated on the reverse side, all of the shares of the common stock of AmeriCredit Corp. (the "Company"), held of record by the undersigned on September 10, 1999, at the Annual Meeting of Shareholders of the Company to be held on November 3, 1999, and any adjournments thereof.

     THIS PROXY, WHEN PROPERLY EXECUTED AND DATED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER(S). IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED "FOR" THE ELECTION OF THE NOMINEES UNDER PROPOSAL 1, "FOR" PROPOSAL 2, AND THE PROXIES WILL USE THEIR DISCRETION WITH RESPECT TO ANY MATTERS REFERRED TO IN PROPOSAL 3.


-------------------------------------------------------------------------------
                            (FOLD AND DETACH HERE)


____________________________________________________________________________________________________________________________________
                                                                                                                 Please mark
                                                                                                                 your votes as   [X]
                                                                                                                 Indicated in
                                                                                                                 this example
Proposal to elect as Directors of the Company       FOR all nominees       WITHHOLD AUTHORITY to vote
the following persons to hold office for the        listed below   [_]     for all nominees listed below  [_]
terms set forth in the Proxy Statement or
until their successors have been duly elected       Nominees:  Clinton H. Morris, Jr., Michael R. Barrington, Daniel E. Brece,
and have qualified.                                            Edward H. Esstman, A.R. Dike, Douglas K. Higgins, James H. Grear,
                                                               Kenneth H. Jones, Jr.
                                                    (INSTRUCTIONS: To withhold authority to vote for any individual nominee's name in  the space provided below.)

                                                    ________________________________________________________________________________

2. Proposal to ratify the appointment of PricewaterhouseCoopers as    3. In their direction, the proxies are authorized to vote upon
   accountants for the fiscal year ending June 30, 1999.                 such other business as properly come before the meeting.

                        FOR    AGAINST   ABSTAIN
                        [_]      [_]       [_]




                                                                                    (Please sign exactly as name appears hereon.
                                                                                    Proxies should be dated when signed. When shares
                                                                                    are held by joint tenants, both should sign.
                                                                                    When signing as attorney, as executor,
                                                                                    administrator, trustee or guardian, please give
                                                                                    full title as such. Only authorized officers
                                                                                    should sign for a corporation. If shares are
                                                                                    registered in more than one name, each joint
                                                                                    owner should sign.)

                                                                                    Dated: ___________________________________, 1999

                                                                                    ________________________________________________
                                                                                                        Signature

                                                                                    ________________________________________________
PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.             Signature if held jointly
____________________________________________________________________________________________________________________________________
                                                      (FOLD AND DETACH HERE)